UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Correvio Pharma Corp.
File No. 0-29338 - CF#36498

Correvio Pharma Corp. (formerly Cardiome Pharma Corp.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2018, as amended.

Based on representations by Correvio Pharma Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through July 12, 2028
Exhibit 4.3	through May 5, 2026
Exhibit 4.4	through May 5, 2026
Exhibit 4.5	through August 13, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary